CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-139000, No. 333-138998, No. 333-116998, and No. 333-44977 on Form S-8 of our reports dated May 22, 2009, relating to the consolidated financial statements of NovaStar Financial, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern), and the effectiveness of NovaStar Financial Inc.'s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K/A of NovaStar Financial, Inc. for the year ended December 31, 2008.

/s/ Deloitte and Touche LLP
Kansas City, Missouri
July 10, 2009